EXHIBIT 99.6

Comments by Auditor for U.S. Readers on Canada — U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the changes described in Notes 1(f) and 1(l) to the financial statements. Our report to the shareholders dated November 6, 2003, except as to note 19, which is as of December 5, 2003, incorporated by reference herein, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

/s/ KPMG LLP
Chartered Accountants

Vancouver, Canada
November 6, 2003, except as to note 19, which is
as of December 5, 2003